NATURALSHRIMP HOLDINGS, INC.
2086 N. Valley Mills Road
Waco, Texas 76710

To: Securities and Exchange Commission

VIA EDGAR

December 22, 2010

Re:         NaturalShrimp Holdings, Inc.
Form 10-12G
Filed September 14, 2010
File No. 021-110456

Mr. Reynolds:

We have filed on EDGAR Amendment No. 1 to our Form 10-12G. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Description of Business, page 3

1. We note the statement on page three that the company “has spent seven years developing [its] system and is ready to begin full-scale commercial production.” We also note the state that, despite the company’s history, “we still consider ourselves to be a ‘development state’ company.” Please revise the introduction to the business section, the various diagrams, and the MD&A section to clarify the extent to which you have or have not begun commercial operations. We also note the first bullet points on page nine. If you have not begun commercial operations, revise to disclose how you plan to achieve commercial production, including the anticipate timeframe and significant steps, such as obtaining any necessary financing.

Response: We have revised our Form 10 filing throughout and have clarified that NaturalShrimp Holdings, Inc. will begin commercial production in November 2010.

2. Please expand your disclosure to clarify terms and procedures that may not be readily understood by someone who is not familiar with your business. For example, it is unclear what a “module” is, how a production module differs from production system, and how five production modules “complete” a production system.

Response: We have revised our Form 10 filing and have added a glossary of terms before the Description of Business section.

3. We note that you produce shrimp on a weekly basis for limited sale. Disclose the nature of your purchasers and whether you have any contracts covering such sales. In this regard we note your status as a development stage company and that you earned $76 in sales for the year ended December 31, 2009.

Response: We have revised our Form 10 filing and have added the following information:

Despite our history, we still consider ourselves a “development stage” company. We plan to begin commercial production in November 2010. We have sold limited amounts of shrimp over the past two years and are soon entering into commercial production through our marketing and distribution agreement with Natures Prime Organic Foods in Chaska, Minnesota.

Products and Services, page 3

4. Please revise here and throughout to provide the basis for your statements, tables and statistics. As non-exclusive examples, we note your statements that the company “is the owner of the world’s first commercially viable salt water aquiculture production, research and distribution facility,” that your system does not rely on ocean water and thus “cannon be replicated anywhere in the world,” and the microbial floc “enables shrimp to grow at a faster rate while maintain the health of the shrimp.” We also note your statements on page five that “annual shrimp consumption is 1.9 billion pounds of shrimp each year” and that the “current average wholesale cost for frozen and delivered shrimp is $3.50 to $6.00 per pound.” Other non-exclusive examples include the statements and tables on pages five, six, eight and nine. Please revise accordingly. We may have further comment.

Response: We have revised our Form 10 filing and have cited to our sources or removed certain statements that could be perceived as promotional statements.

5. In this regard, revise to delete or clarify the basis for promotional statements such as “even a more lucrative opportunity” on page five.

Response: We have revised our Form 10 filing and have reworded the sentence to avoid a promotional statement.

6. Please revise to disclose who developed the microbial floc.

Response: We have revised our Form 10 and have added the following information under the Products & Services section:

Microbial floc is a combination of feed, shrimp detritus and bacteria. In addition to eating regular shrimp feed, as the shrimp swim through the floc they feed on it continuously through their gills. This is another form of feeding and provides an important percentage of their food intake. NaturalShrimp developed microbial floc as a part of our technology application to grow highly dense populations of shrimp in an enclosed, recirculating salt-water environment.

7. We note the company’s disclosure regarding its technology. Please revise to further clarify your technology and research. For example, clarify who developed the technology, the difference between the company’s old and new technology, how this technology is being utilized in the company’s current production facility, and the company’s future plans with respect to the technology. It appears from the company’s disclosure on page ten that patent protection was sought and achieved for “older” technology but that the company has decided to protect such technology as a trade secret instead. It is unclear if and how this technology will be used in future production facilities. Also, it is unclear who compromises the “research team” referenced on page three.

Response: We have revised our Form 10 filing and have added the following information:

In 2001, the Company began research and development of a high density, natural aquaculture system that is not dependent on ocean water to provide quality, fresh shrimp every week, fifty two weeks a year. After three and half years, we developed a successful system but determined that it would not be economically feasible due to high operating costs. Over the next three and a half years, using the knowledge we gained from the first system, we developed a shrimp growth system that eliminated the high costs associated with the previous system and began growing shrimp. We have continued to refine this system, eliminating bacterial and other problems that affect enclosed systems and now have a successful shrimp growing process. Although we patented several features on the first system, we decided that it would be better to protect this system through the trade secret process, due to fact that the patent system is expensive and difficult to protect in other countries. Our research team consists of Doug Ernst, PhD, our Vice-President, Bill Botto, President of MicroTES Systems, a microbiology company located in San Antonio, Texas, and Tom Untermeyer, a systems engineer currently employed by Southwest Research Institute in San Antonio, Texas.

8. We note your diagrams on page four. If you choose to retain the automation and control system diagram, revise to provide clarifying narrative disclosure. Similarly, please revise your diagram illustrating the design layout of the tanks scheduled for the Medina del Campo, Spain and La Coste, Texas facilities to include a narrative describing the various feature of the diagram. Clarify the extent to which diagrams relate to existing plant and equipment or projects that have yet to be commenced or completed. In this regard, it is unclear what the approximate dates are for the operation of the Medina Del Campo and La Coste production facilities, and it is unclear approximately how much funding you would need for completion.

Response: We have revised our Form 10 filing and have added a layout of our new production facility. We have also clarified the narrative to our layout diagram of our first production facility and added a narrative to the new layout diagram of our new production facility. We have also added a narrative disclosure to clarify our automation and control system diagram.

9. Please revise your disclosure to more specifically discuss the “new design” for subsequent production facilities mentioned on page four. For instance, we note that they will consist of three stages rather than five. Please address in detail what the five stages are, and how subsequent facilities can consist of only three, and the effect/benefit of two stages being eliminated.

Response: We have revised our Form 10 filing and have added the following information:

Our current system consists of a reception tank for new PL shrimp where the shrimp are acclimated; then moved to a nursery tank where they stay for six weeks to gain protected growth; then moved to a larger grow out tank for the rest of the twenty-four week cycle. Below is a diagram of our first production facility in La Coste, Texas.

Image of Old System Inserted Here

Our new design of a production facility consists of only three stages (PL Nursery, Grow-out and Harvest) as opposed to five stages in the current facility (above). The new system in Medina del Campo is a three-tank system, with the nursery tanks in the middle of the system. PL shrimp are acclimated in the nursery tanks for six-weeks and then moved to one of the grow out tanks on either side of the nursery where they stay for the rest of the twenty-four week cycle.  When the PL shrimp are moved from the nursery tank to a grow out tank, more PL shrimp are brought into the nursery tank to start the process again.  These shrimp will be moved to the grow out tank on the opposite side of the nursery once they are ready for final grow out.  The new design of the nursery tank in the middle with grow out tanks on both sides is more efficient because the shrimp have to be moved less often and are in the main grow out tank longer without interruption.

Target Markets & Sales Price, page 5

10. Please revise to disclose the material terms of the Production Purchase Agreement with Natures Prime Organic Foods and the Shrimp Station agreement.

Response: We have revised our Form 10 and added the following information:

On January 7, 2010, we signed a Production Purchase Agreement with Natures Prime Organic Foods (“Natures Prime) in Minnesota to purchase all the shrimp production at our La Coste facility and other facilities that we construct in the future at $6.00 per pound FOB. This is an exclusive agreement for a ten state Mid-West area. Pursuant to the Natures Prime agreement, the Company will deliver to Natures Prime shrimp production for each two-week period. Unless otherwise agreed in writing, each pound of shrimp shall consist of approximately 18-25 heads-on shrimp per pound delivered to Natures Prime. It is anticipated that the initial shrimp production from the Company’s facilities shall not be less than 500 pounds of shrimp per two-week period (the “Minimum Quantity”). The price charged for each pound of shrimp will be $6.00 per pound. Natures Prime agrees to send a fifty percent deposit on each order maturing for delivery thirty days before scheduled shipment and pay the balance by electronic bank transfer seven days before shipment. If during the initial growing period, the Company has more shrimp available than the Minimum Quantity for the delivery period, the Company shall notify Natures Prime of the amount of shrimp in excess of the Minimum Quantity ten (10) days prior to the projected shipment date and Natures Prime shall purchase the excess quantity, less amounts received by the Company in advance, by electronic bank transfer. The Natures Prime agreement commenced on the January 7, 2010 and will continue for a period of twelve (12) months. The Natures Prime agreement shall automatically renew for an additional twelve (12) months on the anniversary of the agreement unless terminated by either the Company or Natures Prime on sixty (60) days prior written notice. As of this filing, we have only set up the parameters for our long-term business relationship with Natures Prime. We have conducted a test run and have sent shrimp to Natures Prime to set up processing and shipping procedures. We plan to start shipping shrimp to Natures Prime in November 2010.

A fourth market opportunity for the Company is to retail fresh shrimp through Shrimp Station. LLC outlets. During the test market Shrimp was retailed at $9-$11 per pound through this outlet. NaturalShrimp would wholesale the shrimp for $5 per pound to Shrimp Station, LLC outlets. In addition, NaturalShrimp would receive half of the profits of Shrimp Station, LLC from its 50% ownership stake in that concept. Pursuant to the Shrimp Station, LLC agreement, NaturalShrimp purchased 50% of the membership interests of Shrimp Station, LLC from Steve Easterling for the purchase consideration of 175,000 shares of common stock, $0.01 par value, of NaturalShrimp.

11. We note your statement that a market opportunity exists with existing distributors in the “South, Southwest and Western” areas of the United States. We further note your statement that a market opportunity exists as a “contract supplies to existing national processing companies” and through “Shrimp Station, LLC outlets.” Please clarify “opportunity” by indicating whether you have had any discussions with any such distributors or companies, and the extent of any such discussions.

Response: We have revised our Form 10 filing and have added the following information:

We have had discussions with Sysco Foods Services, Ben E. Keith Foods, HEB Foods, and distributors in Las Vegas and other seafood distributors in Texas and in the South, Southwest and Western areas of the United States. These distributors have indicated an interest in our shrimp and in doing business with us. Our hopes are to supply Natures Prime Organic Foods in the Midwest from facilities built in the corresponding region and then supply other potential distributors by building facilities in their corresponding region. We have done extensive marketing research with the Shrimp Station concept and hope to establish retail/wholesale outlets in major cities in the future. The focus of the research was to test consumer acceptance and develop long term pricing and marketing strategies.

New Products and Services, page 6

12. Please disclose what new products you “continue to develop,” and clarify the areas of “PL selection and genetic engineering” and status of any other new products and services.

Response: We have revised our Form 10 filing and have amended the New Products and Services section to state:

We continue to develop new products and growing procedures. Fresh shrimp is our major market at present. In 2011, we plan to install our own shrimp hatchery to develop a breeding program for growing stronger, more disease resistant shrimp. In 2011, our European partnership will begin testing the Peaneus Monodon species (commonly referred to as Tiger Shrimp), providing the Company with a jumbo size shrimp to complete our product line and thus, offer all shrimp sizes to clients.

Our Business Model, page 6

13. Please revise to distinguish between “grow-out” and “nursery” tanks.

Response: We have revised our Form 10 filing and have added the following information to our Business Model section:

We move shrimp from the acclimation tanks to the mid-sized nursery tanks where they grow for six weeks. We refer to these tanks as nursery tanks. We then move the shrimp to the larger tank, a grow out tank, where they complete the 24-week growing period.

Distribution of Products, page 6

14. We note the plural tense of European “partners” on page six but only one partner addressed in your discussion. Please reconcile this apparent inconsistency and disclose the name of your partner who has purchases the rights to “grow and sell shrimp using the [company’s] proprietary technology in twenty-eight European countries.” Also, please disclose the material terms of the agreement. In this regard, we note your disclosure on page 17.

Response: We have revised our Form 10 filing and have added the following disclosure to the Distribution of Products section:

Internationally, NaturalShrimp has entered into a joint venture agreement with a partner in Europe, BE Invest Ltd. Our partner has purchased the rights to grow and sell shrimp using the NaturalShrimp proprietary technology in twenty-eight European countries, starting in Spain. The joint venture partner is obligated to provide the capital needed for construction and operation of their initial facility. The construction of our first joint venture location began in Medina del Campo, Spain (northwest of Madrid). Each of the two members own 50% of the outstanding equity of NaturalShrimp Europe LTD, a Switzerland company (“NaturalShrimp Europe”). The purpose of the Members Agreement for NaturalShrimp Europe is to govern and address the business relationship between the Members in regards to the ownership, construction, operation, and management of shrimp production facilities throughout Europe and initially in Spain. Pursuant to the Members Agreement for NaturalShrimp Europe, the Company will provide certain services to NaturalShrimp Europe for a management fee of $10,000 per month. The Company will also provide certain consulting services to NaturalShrimp Europe for a consulting fee of $1,500 per consultant per visit, plus an additional $75.00 per hour for each hour worked by each consultant in excess of 20 hours per normal working hours for that shrimp product facility. Once the first facility is complete and functional, both partners are responsible for developing expansion capital. The agreement also calls for our partners to get their original development money back from 25% of the net profits of the European Company until it is paid. NaturalShrimp plans to enter into additional joint venture agreements in the coming years.
15. Revise to clarify the nature and extent of your “Shrimp Station” operations. It is unclear, for example, if you ever recognized revenues under Shrimp Station, or whether you conduct any operations associated with the 50% ownership.

Response: We have revised our Form 10 filing and have added the following information to the

We developed the Shrimp Station concept over a two-year period, which is the establishment of retail/wholesale outlets in metropolitan areas. We did not recognize any revenues from this market opportunity and at this time, we are not conducting any operations.

Marketing and Sales Growth Opportunities, page 7

16. Please disclose whether a written agreement addresses the company’s NaturalShrimp Europe GmbH joint venture in Europe. If so, please disclose the material terms of the agreement and advise to why this agreement has not been filed pursuant to 601(b)(10) of Regulation S-K.

Response: We have revised our Form 10 filing and have added the following information:

It is important to note that NaturalShrimp Europe GmbH is the official name of NaturalShrimp Europe, Ltd. It is not a separate company but rather the English translation of the legal name of NaturalShrimp Europe GmbH. The NaturalShrimp Europe, LTD Agreement is attached as Exhibit 10.2.

17. We note that the land for the Melinda del Campo, Spain production facility has been purchased and that construction commenced in late 2008. Please disclose how this construction is being financed. Furthermore, we note that the joint venture’s subsidiary, GambaNatural, has signed a distribution agreement with Izamar, S.A. Please disclose the material items of the agreement

Response: We have revised our Form 10 filings and have added the following information:

NSI entered into an agreement in December 2005 with Joint Venture partners in Oslo, Norway. The Joint Venture owns the exclusive rights to use the NaturalShrimp technology to grow and sell shrimp in twenty-eight European countries. The first subsidiary under NaturalShrimp Europe, Ltd. has been formed in Spain and the name of the company is GambaNatural de España, S.L (“GambaNatural”).

The land for the first facility has been purchased in Medina del Campo, Spain and construction started in late 2008. Medina del Campo is approximately seventy-five miles northwest of Madrid, Spain. The building for the facility will be completed in December 2010. The land purchase and construction has been fully financed through bank loans and investor capital.

Additionally, GambaNatural has a distribution agreement with Izamar, S.A., one of the premier fresh food distributors in Madrid, Spain. Izamar, S.A., located in San Sebastian de los Reyes, a suburb of Madrid. Izamar, S.A. currently distributes live crabs and lobsters to over 300 customers around Madrid. In addition, Izamar, S.A. has a booth license at the Mercamadrid, which is the second largest seafood market in the world. Furthermore, Izamar, S.A. owns two high-end seafood restaurants and one specialty seafood market. In February 2007, GambaNatural entered into a distribution agreement with Izamar, S.A. Pursuant to the Izamar, S.A. Agreement, GambaNatural will provide live, fresh shrimp to Izamar, S.A. to distribute the shrimp throughout Spain and Portugal. The Agreement is a long-term agreement for five years, renewable for another period of five years and so on. Initially, GambaNatural’s average weekly production of 2,700kg shall be distributed on a best efforts basis by Izamar, S.A. Izamar, S.A.’s commission shall be 15% of the Sales Price (VAT excluded) provided that the average sales price per/kg for the previous three months is at least 15/kg.

The NaturalShrimp Europe, LTD Agreement is attached as Exhibit 10.2. The Izamar, S.A. Agreement is attached as Exhibit 10.10.

18. Please revise to provide background narrative and explanation for the diagram and chart on page eight or remove.

Response: We have revised our Form 10 filing and have removed the diagram and chart.

Competitive Business Conditions, page 8

19. Please revise to address the availability of raw materials.

Response: We have revised our Form 10 filing to address the availability of raw materials and have added the following information:

We receive our raw materials in a timely manner. We currently buy our feed from Ziegler Feed Company in Pennsylvania. They have been an established producer of shrimp feed for many years. Probiotics for bacterial control are purchased from MicroTES Corporation in San Antonio, Texas. PL shrimp are purchased from Shrimp Improvement Systems (“SIS”) in Florida. SIS has been in the PL production business for many years and is an established supplier. Other products are purchased from established aquaculture suppliers in Texas and Florida. The following is further information of our raw material suppliers. We have had no issues regarding the availability of our raw materials. We also have favorable contacts and past business dealings with other major shrimp feed producers such as Rangen, Inc. and Cargill Feed Company if current suppliers fall through.

20. Please disclose the number of total employees the company has, in addition to the number of full time employees.

Response: We have revised our Form 10 filing and have added the following disclosure:

We currently have seven full time employees, including three full time management employees and four full time production employees. We also have thee consultants. Since most of our systems are automated, we are able to produce large quantities of shrimp with a relatively small number of employees on hand.

Research and Development, page 11

21. You disclose here you invested more than $17 million in research and development since your inception but the statement of income presents $17.9 million in total operation expense since inception. Please revise this disclosure and your financial statement presentation to reflect actual research and development expenses, as applicable.

Response: We have revised our Form 10 filing and have removed the phrase in R&D.

Financial Information, page 17
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

22. Please expand your discussion to provide more insight into the current status of your operations. In this regard you disclose on page three you completed five production modules in 2007 that are capable of producing two tons of shrimp per week and ready for full scale production yet the cost of goods sold policy note on page 35 discloses that you experienced shrimp losses in production due to hydroids and other environmental problems in 2009 and 2008. Describe how these production process problems have currently impacted sales and net income and if they are reasonable be expected to continue to impact operations. Also please disclose why you do not presently own and feed or post larva.

Response: We have revised our Form 10 filing and have added the following information under the heading Current Operations under the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

As of this filing, our production problems, as noted in our financial statements as shrimp production losses, have been corrected. Hydroids are no longer a problem; bacterial problems are all vibrio related (the single most pathological bacterial organism that affects all shrimp systems, enclosed or outdoors) and we now use probiotics to control them. However, bacterial problems will always exist and we have set up stringent control procedures to monitor potential problems. We now have protocols in place for bacterial emergencies. We are growing shrimp consistently and will begin commercial distribution in November 2010. Accordingly, we buy feed as needed from Ziegler Feed Company and PL shrimp from SIS according to our needs.

23. We note that you entered into an agreement with Nature’s Prime Organic Farms, in which Nature’s Prime agreed to purchase 500 pounds of shrimp every two weeks at a price of $6.00 per pound. In the interim six-month comparative discussion, please discuss what you have recognized in revenue under this agreement and why you have not recognized the approximate $6,000 per month in revenue under the agreement. We refer you to Note I on page 39.

Response: We have revised our Form 10 filing and have added the following information under Target Market and Sales within the discussion of the Natures Prime agreement:

As of this filing, we have only set up the parameters for our long-term business relationship with Natures Prime. We have conducted a test run and have sent shrimp to Natures Prime to set up processing and shipping procedures. We plan to start shipping shrimp to Natures Prime in November 2010.

24           Please describe the current status of your equity method investments and their impact on your results of operations. We note you have multiple joint ventures accounted for under the equity method of accounting and the financial statements lack and presentation for the investees.

Response:  See response to question 49. All investees are described in our answer and in the financial statements.

25           We note on page 46 that you had no revenues for the three months ended June 30, 2010, but you recorded cost of sales of $61,688. Please explain why you recorded cost of sales without having sold anything. Describe those costs that compromise cost of sales.

Response:  Cost of Sales at June 30, 2010 represents some inventory of shrimp not fully developed for sale (in process inventory) and some feed supplies that were on hand.  These items were charged to cost of sales because the amounts were not material and the presentation was more conservative than capitalizing the products.  The company plans to take a year-end physical inventory and capitalize all material amounts.

24. You should add a discussion that identifies and separately describes internal and external sources of liquidity and any material unused sources of liquid assets. For example in Note C on page 36 you disclose the existence of two working capital lines of credit with Community National Bank and Extraco Bank.

Response: We have revised our Form 10 filing and have added the following information:

Internally, the company plans to sell shrimp starting in November and intends to ramp up our sales effort going forward. Furthermore, we intend on selling stock to raise capital. As the business sales increase, the company plans to apply with USDA for expansion and working capital. Externally, the company uses all awarded lines of credit from Community National Bank and Extraco.

25. In this regard, we note disclosure on page seven that you intend “to build additional production systems in Las Vegas, Chicago and New York. These locations are targeted to begin construction in 2011.” However, you do not address these plans here or disclose your commitments for capital expenditures, indicate the general purpose of such commitments, and the anticipate source of funds needed to fulfill such commitments.

Response: We have revised our Form 10 filings and have added revised the aforementioned section to state:

After the completion of the next system in La Coste, the Company's long-term plan is to build additional production systems in Las Vegas, Chicago and New York. These locations are targeted to begin construction in 2011 and we hope that the funding for these plans will come from profits, agricultural guaranty programs, and investors. These cities are not surrounded by commercial shrimp production and the Company believes there will be a high demand for fresh shrimp in all of these locations. In addition, the Company will continue to use the land it owns in La Coste to build as many systems as the Texas market demands.

26. Please include a discussion of the recent default on your obligations to Baptist Community Services and how this event or uncertainty is reasonably likely to impact your liquidity and capital resources. Include a discussion of existing covenants, the covenant that was in default and the likelihood that you may be in default in future reporting periods.

Response: We have revised our Form 10 filing and have added the following disclosure within our discussion of our promissory notes:

It is important to note that due to the severe economic downturn over the last eighteen-month period, NaturalShrimp Holdings was unable to continue the interest payments to BCS on the loan. BCS paid the interest to the bank to keep the loan from being called and then later paid the loan in full to the bank. The note was now owned by BCS and they elected not to renew the loan agreement to NaturalShrimp under the old terms. BCS called the note but did not foreclose on it. We then signed a forbearance agreement with BCS that calls for addressing the note balance again on January 25, 2011. We have not paid any interest on the loan during this time and both parties have agreed to work out acceptable terms on the loan if NaturalShrimp makes sufficient commercial and technological progress during this period. The forbearance agreement is attached as Exhibit 10.11.

27. Please revise to address your auditor’s going concern opinion, including management’s plans to address the going concern matter.

Response: We have revised our Form 10 filing and have added the following information to Management’s Discussion and Analysis:

The Company has accumulated losses since inception, has negative working capital and negative equity, and is in default on one of its notes.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Managements plans to address the going concern issues by raising additional capital for growth and plant expansion.  The Company plans to improve the growth rate of the shrimp and the environmental conditions  of its production facilities. Management also plans to acquire a hatchery in which the company can better control the environment in which to develop the post larvaes.  If management is unsuccessful in these efforts, discontinuance of operations is possible.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Description of Property, page 19

28. We note the statement on page six indication that the “construction of our first joint venture location has begun” in Spain. Please provide Item 102 of Regulation S-K disclosure for these facilities or advise.

Response: We have revised our Form 10 filing and added the following information:

We have also acquired 12 acres in Medina del Campo, Spain. On these 12 acres, we have erected a 74,389 square foot enclosed facility in which we have constructed our new tank design system in which we raise our shrimp, and laboratories for monitoring and controlling the production process. The building will be fully complete in December 2010.

Security Ownership of Certain Beneficial Owners and Management, page 19

29. Please revise your table to indicate the amount of beneficial ownership of the directors and officers as a group.

Response: We have revised our Form 10 and have added a Total line item to our Security Ownership of Management table.

Directors, Executive Officers, Promoters and Control Persons, page 20

30. Revise for each member of management to disclose the principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Response: We have revised our Form 10 filing and have added the following information:

Our management has been the same for the past five years. The following officers and directors have worked for the Company for over five years and have not been employed by any other companies during the past five years.

31. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the sole director should serve as a director of the company.

Response: We have removed references to sole director. We have more than one director. We have revised our Form 10 filing and have added the following information:

Our directors are chosen based on their experience within the industry and knowledge of the Company’s business model.

Executive Compensation, page 21

32. We note from your Summary Compensation Table that stock awards were granted to several executives. In this regard, we note your disclosure on page 22 pertaining to the company’s stock option plan. Please provide a narrative description of stock award plans. For example, it is unclear under what circumstances stock awards are granted.

Response: We have revised our Form 10 filing and have added the following information:

The Company does have a Stock Option Plan. The name of the plan is the NaturalShrimp Holdings, Inc. 2006 Stock Incentive Plan (the "Plan"). The purpose of the Plan is to enable the Company, and any Affiliate to obtain and retain the services of the types of Employees, Consultants and Directors who will contribute to the Company's long range success and to provide incentives which are linked directly to increases in share value which will inure to the benefit of all stockholders of the Company. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates.

The purpose of the Plan is to provide a means by which eligible recipients of Awards may be given an opportunity to benefit from increases in value of the Common Stock through the granting of one or more of the following Awards: (a) Incentive Stock Options, (b) Nonstatutory Stock Options, (c) Restricted Awards, (d) Performance Awards, and (e) Stock Appreciation Rights.

The Board of Directors administers the Plan unless and until the Board delegates administration to a Committee. The Administrator shall have the power and authority to select and grant to Participants, Awards pursuant to the terms of the Plan. The maximum amount of securities to be offered under the plan is 2,500,000 securities. There is no established criterion for when Awards are granted. The Board considers the Company’s financial situation and the timing of granting potential Awards.

The equity compensation plan information since inception is provided in the following table. We did not issue any securities for fiscal 2009 with respect to compensation plans.

Equity Compensation Plan Information
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	2,135,125	$0.78	364,875
Equity compensation plans not approved by security holders	0	0	0
Total	2,135,125	$0.78	364,875

33. Please revise to disclose whether the company’s directors are compensated for their services.

Response: We have revised our Form 10 filing and have disclosed that our directors are not compensated for their services.

Certain Relationships and Related Transactions, and Director Independence, page 21

34. It is unclear if you provide disclosure required by Item 404(d) of Regulation S-K for the last three fiscal years.

Response: We have revised our Form 10 filing and have provided the disclosure required by Item 404(d) of Regulation S-K.

35. Please revise to disclose, in this section, the information required by Item 404(d) of Regulation S-K with respect to the any transaction that exceeds one percent of the average of the company’s total assets at year end for the last two completed fiscal years. In this regard, we note your disclosure on pages 37-39 and the company’s transactional relationships with Shrimp Station, LLC, Randall Steele, and Peter Groetzinger, among others.

Response: We have revised our Form 10 filing and have added the proper disclosures for Certain Relationships and Related Transactions, and Director Independence.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 22

36. We note your disclosure regarding securities administered for issuance under equity compensation planes. Please revise to present this disclosure in the format called for by Item 201(d) of Regulation S-K.

Response: Please see comment #34.

Recent Sales of Unregistered Securities, page 22

37. Please disclose the facts supporting your reliance on Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D for your common stock offerings over the past three years.

Response: We have revised our Form 10 and have added the following information to disclose the facts supporting our reliance:

All investors were accredited investors and each investor filled out an investor questionnaire.

38. With a view to disclosure, advise us of the circumstances of the “crop loan opportunity.” For example, tell us who the offerees and investors are, and advise is of the mechanics and timeframe for the offering. Also, disclose the exemption from registration relied on and briefly describe the facts supporting your reliance on the exemption.

Response: We have revised our Form 10 filing and have included the following information:

We have offered to the investors of our common stock a crop loan opportunity. All investors shall be accredited investors and each investor shall fill out an investor questionnaire. As of this filing, the crop loan opportunity is complete. The crop loan opportunity consists of the following terms:

A five thousand dollar ($5,000) minimum investment loan with a twelve-month maturity, with an interest rate of fifteen percent (15%), thus $750 interest payment on a $5,000 loan. The loan will be collateralized with a specific tank of shrimp. The Company offers to double the interest payment to $1,500 (per $5,000 loan) if the loan is converted into common shares of the Company’s common stock. The lender will receive 1,000 shares from the Company for signing the loan (per investor). The lender will hold an Option to convert the loan balance and interest into the Company’s common stock at $0.25 per each share. If the loan and interest are converted into the Company’s common stock, the lender will have received a total of 27,000 shares of the Company’s common stock at $0.185 per share cost (figures based on $5,000 loan).

Thus far, the crop loan opportunity investors are:

Date	Investor	Address	Amount
01/28/2010	Pete Groetzinger	7200 Westover, Waco, TX 76710	5,000.00
03/03/2010	William & Cynthia Kozane	3514 Call Rd., Perry, OH 44081	5,000.00
03/15/2010	Sid Jones, MD	2208 Wooded Acres, Waco, TX 76710	5,000.00
03/29/2010	Richard & Linda Deal	P.O. Box 376, Calvert, TX 77837	5,000.00
04/07/2010	K.C. Jeffries	1903 Windberry Path, Round Rock, TX 78665	5,000.00
04/13/2010	Steve & Tamara Carlson	2821 Lotus Park, Schertz, TX 78154	5,000.00
04/12/2010	Michael & Edna McDaniel	2021 Flower Mound, TX 75022	10,000.00
04/30/2010	Jack Walker	P.O. Box Seguin, TX 78156	5,000.00
04/12/2010	Vivan Ann Simmons	2711 Collum Lane West, Alma, AR 72921	10,000.00
05/05/2010	James & Shirley Hodges	1323 CR 5713, LaCoste, TX 78039	5,000.00
05/20/2010	Steve R. Singleton	P.O. Box 130, Cedar Hill, TX 75106-0130	5,000.00
05/24/2010	Dr. Jack Heald	6242 N. Via Paloma Rosa, Tucson, AZ 85718	5,000.00
05/20/2010	Zenner Family Trust	12468 Marina Loop, Willis, TX 77318	5,000.00
05/25/2010	Michael Kacmar	1400 W. Hilderbrand, San Antonio, TX 78201	5,000.00
05/29/2010	Paric J. Mulgrew	28 Aston Glen, San Antonio, TX 78257	20,000.00
06/03/2010	Gerald J. Kania	3319 Greenfield RD #504, Dearborn, MI 48120	5,000.00
06/30/2010	Chase & Danielle Pinkston	6732 Joyceway, Dallas, TX 75225	5,000.00
06/30/2010	James R. Cotton, Jr.	17715 CR 223, Arp, TX 75750	20,000.00
07/07/2010	David & Jeanne Pendergrass	2505 Julian, Amarillo, TX 79102	20,000.00
07/07/2010	Dr. Andrew Lipscomb	6480 Lincoln Hills CT, Frisco, TX 75034	10,000.00
07/12/2010	Dr. Jack Heald	6242 N. Via Paloma Rosa, Tucson, AZ 85718	10,000.00
07/12/2010	Gary Jones	2505 Texas Dr. Ste. 113, Irving, TX 75062-7011	20,000.00
07/14/2010	Michael Perrine	P.O. Box 814043, Dallas, TX 75381	10,000.00
07/20/2010	David Y. Hicks	708 Mariner, Lakeway, TX 78734	10,000.00
07/22/2010	Russell Ramsland	6339 Desco Dr. , Dallas, TX 75225	10,000.00
07/24/2010	Gary Kennedy	P.O. Box 7316 Shreveport, LA 71137-7316	20,000.00
07/30/2010	Walter J. Jung	14675 Midway Rd. #217, Addison, TX 75001	10,000.00
08/01/2010	James R. Cotton, Jr.	17715 CR 223, Arp, TX 75750	20,000.00
08/03/2010	John W. Hayes	CMR 456, Box 233 APO AE 09011	10,000.00
08/18/2010	Kay Chafin	3761 Park PL., Addison, TX 75001	20,000.00
08/18/2010	Medina Asset Management LP (Morgan)	2976 Hunters Glen North, Rockwall, TX 75032	5,000.00
08/23/2010	Jack Hayden	6221 Park Meadow Ln., Plano, TX 75093-8863	10,000.00
08/26/2010	Gary Jones	2505 Texas Dr. Ste. 113, Irving, TX 75062-7011	20,000.00
08/24/2010	Walter J. Jung	14675 Midway Rd., NO. 217, Addison, TX 75001	5,000.00
09/07/2010	Equity Trust Co./Steve Y.	2821 Lotus Park, Schertz, TX 78154	5,000.00
09/30/2010	Caleb Perry	3929 Orleans Ave. , Springdale, AR 72762	5,000.00
			350,000.00
Total			350,000.00

39. We note references to Regulation D offerings. We are unable, however, to locate Forms D filed electronically for recently issued shares. Please advise.

Response: The Company has filed the Form D(s) as of December 22, 2010.

Description of Registrant’s Securities, page 24

40. We note your disclosure that the company is authorized to issue 100,000,000 shares of common stock and 40,000,000 shares of preferred stock. We further note the company’s Certificate of Incorporation states that the company is authorized to issue 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. Please reconcile this discrepancy.

Response: We have revised our Form 10 filing and have reconciled the discrepancy.

Exhibits

41. We note that Exhibit 10.6 is missing schedules, exhibits, or attachments. Please file this exhibit in its entirety.

Response: We have revised our Form 10 filing and have added the missing schedules, exhibits, or attachments with the exception of Exhibit A, which has become a corrupted electronic file.

42. Please file validly executed agreements for Exhibits 10.3 and 10.7.

Response: We have revised our Form 10 filing and have filed validly executed agreements for Exhibits 10.3 and 10.7.

43. It is unclear why you have not filed the distribution agreement with Izamar, S.A. Please revise or advise.

Response: We have revised our Form 10 filing and have included this agreement.

Item 15. Financial Statements and Exhibits, page 25
Report of Independent Registered public Accounting Firm, page 28

44. Please amend your filing and revise the accountant’s report to include an electronic signature pursuant to Item 302 of Regulation S-T.

Response:  We have revised our Form 10 filing and have added an electronic signature.

45. Consolidated Statements of Income Years Ended December 31, and 2008 and the period from March 5, 2001(Date of Inception) to December 31, 2009, page 31.

Response:  We have revised our Form 10 filing and have changed the title to “Consolidated Statements of Operations for the Years Ended December 31, 2009 and 2008 and for the Period from March 5, 2001 (Date of Inception) to December 31, 2009.”

46. On page 23, you disclose four common stock issuances in December 2009 for a total of 215,333 shares without any price per share. Please tell us why you issued these shares in exchange for no consideration and how you accounted for the issuances. Include in your consideration that you issued common shares for $0.20 per share directly before and after the issuance for no consideration.

Response:

The stock issued to Cynthia Heald (41,667 shares) and Mike Hall (98,666 shares) was the result of the private sale of Certificates #25,#518 and #592) owned by Mike Hall. The certificate issued to Peter Groetzinger for 25,000 shares was cancelled and were removed from the list on page 23. The 50,000 shares issued to Danny Brooks was issued in conjunction with a credit facility valued at $0.20 per share.

Notes to Consolidated Financial Statements, page 24
Equity Method of Accounting for Investments, page 35

47. Please expand your policy to include all joint ventures and investments accounted for by the equity and other accounting methods. For example, page seven discloses the equity and other accounting methods. For example, page seven discloses a fifty percent ownership in NaturalShrimp Europe GmbH. Also tell us how your policy note satisfies the disclosure requirements of ASC 323-10-50 and expand your footnote disclosures as necessary.

Response:  The accounting policies footnote on 34 and equity method of accounting for investments on page 35 describes the Company’s ownership in one wholly owned subsidiary, Natural Shrimp International, Inc., which is consolidated and intercompany transactions eliminated.  Page 35 describes a 50% equity ownership interest in Natural Shrimp Europe, Ltd. (also referred to as Natural Shrimp Europe GmbH). This is accounted for under the equity method and the disclosures comply with ASC 323-10-15-3 in that they include the following:

Name of the investee: Natural Shrimp Europe, Ltd. (Natural Shrimp Europe GmbH)
Percentage ownership:  50%
All investments are accounted for under the equity method

The company’s 50% ownership interest in Natural Shrimp Europe, Ltd. is disclosed according to ASC 323-10-35-20 where recording of losses of an equity investment are discontinued if the investment is reduced to zero. Additional footnote disclosures have been added to include the company’s share of NSE’s negative equity.

Intangibles

48. Please tell us and describe the nature of the costs deferred as prototypes and the basis for your accounting treatment. If it is accounted for under FASB ASC 730-10 please include the disclosures required by ASC 730-10-50. If not then please tell us and disclose your basis in accounting.

Response:  Prototype costs consist primarily of tanks that were designed and built early in the process of developing the shrimp growing process. Most if not all of these prototypes are no longer in use and, after reevaluating the reporting, management has agreed to write off the cost in 2009.  The financials have been revised to reflect this change.

Note E – Related Party Transactions, page 37
Management Fees, page 37

49. Please tell us why you recognize management fee income from NaturalShrimp Europe, Ltd. (NSE) and how you considered intercompany profit elimination for investees accounted for under the equity method. Also tell us if the transaction is denominated in a foreign currency and if a transaction gain or loss was recorded.

Response: The management fee income relates exclusively to consulting/advisement services provided by NaturalShrimp Holdings from NSE. These transactions do not represent activities occurring within the normal course of business and, as the Company is providing a service to NSE rather than a purchase or sale of inventory between the entities, the Company does believe the provisions of ASC323-10-35-7 through 35-12 apply. As such, the Company is currently recognizing the fees paid for these services in accordance with revenue recognition principles.

Advances, page 37

50. Please tell us why the advances to Shrimp Station, LLC were charged off as bad debt expense rather than adjusting the cost basis of the investment for the investee loan.

Response: Shrimp Station, LLC ceased operation in 2009 so any investment in shrimp station is to be written off.  Accordingly, bad debt was written off directly to expense versus writing it off to the investment and creating a larger negative equity and then in turn writing off the investment.

Notes to Consolidated Financial Statements, page 48

51. We note page 22 that you issued 240,000 shares to Mike Casson for marketing consulting services on August 6, 2010. Please tell us how you accounted for this issuance, how you valued the shares issued, and the basis for such valuation.

Response: The shares top Mike Casson were issued as part of a $120,000 consulting agreement paid, $10,000 in cash in 2010, 240,000 shares valued at $.25 per share ($60,000) and $20,000 and $30,000 paid after the completion of a public stock offering. The value of $.25 per share is based upon the value of services provided in the consulting agreement and will be reflected in the 3rd qtr financials.

We, the company, acknowledge that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

NaturalShrimp Holdings, Inc.

By:           /s/ Bill Williams
Bill Williams
Chairman and Chief Executive Officer